Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

New American Arriving

Arrivals

Arrivals def. Creating a Premier Global Carrier

A joint merger communication for employees of the new American

April 10, 2013
Issue 8

Dress to Impress: Uniform Survey Size-Up

The new uniform survey is off to the races, with nearly 13,000 responses already from American and US Airways airport Customer Service agents, Flight Attendants, Pilots and Premium Services and Club representatives. These numbers represent surveys that were completed between March 28 and April 9.

From design to delivery, creating new uniforms will take 18-24 months and the KAUFMANFRANCO design duo will use the survey results to inform and inspire their creations. The survey is the start of the uniform marathon. Once employees have completed the survey, everything from the design of the uniforms, fabric choices, colors, accessories, fittings to manufacturing will get underway.

The survey closes April 18 so let's sprint to the finish line!

Who is KAUFMANFRANCO?

KAUFMANFRANCO are a design duo known for sophisticated and understated designs. Ken Kaufman and Isaac Franco have more than 20 years of design experience working with major labels, such as Valentino and Vera Wang. They've dressed many fashionable celebrities, including Beyoncé, Julianne Moore, Heidi Klum, Halle Berry and Jennifer Lopez. They are loyal American flyers, and they are eager to begin the collaborative and planning process with American and US Airways teams.

Total Survey Responses by Workgroup



3%
16%
30%
51%
Pilots
Flight Attendants
Airport Agents
Premium Services/Club Reps

Survey Responses by Airline & Workgroup



30%
25%
20%
15%
10%
5%
0%
AA
US
AE
USEXP
4%
9%
1%
1%
24%
21%
5%
1%
10%
13%
4%
3%
3%
1%
Pilots
Flight Attendants
Airport Agents
Premium Services/Club Reps



MEALS SERVED INFLIGHT IN 2012
33,500,000
AMERICAN AIRLINES
25
MILLION
US AIRWAYS
8.5
MILLION

Make your voice heard

- **American employees — sent via aa.com email and posted on workgroup specific websites**
- **US Airways employees — Wings**

INSIDE

American applauds Medal of Honor recipients . . . . . pg 2
Culture club: Spotlight on veterans . . . . pg 3
New places, new faces . . . . pg 4
Word hunt . . . . pg 5

corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

American applauds Medal of Honor recipients

American Airlines and its people have a special place in their hearts for the military and veterans, and team members at New York’s JFK International Airport recently pulled out all the stops to send off a group of Medal of Honor recipients on March 23. The men, who have received the nation’s highest military honor for valor in combat, boarded a charter flight to Washington, D.C., for a series of tribute activities for National Medal of Honor Day. It’s a flight American has flown for the past five years.

“Our people are proud to recognize these outstanding individuals throughout the year, and especially on occasions intended to honor their bravery and sacrifice,” said Capt. John Hale, American’s Vice President, Flight, and a U .S . Air Force veteran .

Medal of Honor recipient Harvey C. Barnum, Jr. holds up a

American sponsored a private luncheon for the Medal of Honor signed poster of himself on American Airlines’ fifth annual recipients and other notable guests, where they were again given Medal of Honor Flight on March 23. Each Medal of Honor AAdvantage Elite Status, Executive Platinum, ConciergeKeySM, recipient signed a poster to be displayed at JFK airport. Admirals Club memberships and exclusive memberships as part of a special recognition program that began in 2011 . As part of the festivities, 10 employee volunteers, who were among the top employees who logged hours in the system during 2012, were presented with the U .S . President’s Volunteer Service Award ..

“This was a great event and one of the most humbling things I have ever done,” said Steve Wallace, crew chief, Boston, and one of the volunteer award recipients. “American Airlines affords me the chance to do things for others that I could not do myself – thus, we all win.”

21

Medal of Honor recipients American flew to the March 23 event

Above, representatives from American’s Community Programs, La’Wonda Peoples (far right) and Sam Santiago (far left), join American CEO Tom Horton and the 10 American employees who were presented with the President’s Volunteer Service Award.

At right, American’s team members at JFK organized a memorable and patriotic send-off for American’s fifth annual Medal of Honor flight. Attendees included members of the Army, Air Force,

Marines, Civil Air Patrol, Boy Scouts, New York Fire Department, TSA JFK Honor Guard, representatives from Mayor Bloomberg’s

Office of Veterans’ Affairs and many others. 2 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

Culture club: Spotlight on veterans

American Airlines and US Airways both have a long history of supporting current and former members of the armed forces, as well as their families and communities. Each airline employs thousands of servicemen and servicewomen and is committed to honoring their exceptional courage and dedication to our nation.



Lauralee Ozzello
Customer Service Agent, US Airways

PHX CSA **Lauralee Ozzello** serves in the Arizona Air National Guard's 161st Air Refueling Wing and is also a chaplain, having recently completed her seminary studies.

Military service: Air and Army National Guards since 2000

Years with US Airways: 4.5

How has your military training helped you in your career? The most critical values I have learned to embrace, which is a military service member's ethos, are integrity, service before self, duty, loyalty, respect, honor and personal courage. Having served in both the Air and Army National Guards, I feel that I have been uniquely trained and equipped to face the challenges of the airline's customers.

How has US Airways supported you as a veteran? One weekend a month and on other active duty days, I am able to step away from my airport duties to serve military service members who have experienced the realities of PTSD, physical wounds and suicide. US Airways has been 100 percent supportive of my job as a chaplain.



Thomas Marquardt
Pilot, American Airlines

LaGuardia (LGA)-based First Officer **Thomas Marquardt** lost his right leg below the knee serving in Afghanistan for the U.S. Air Force.

Military service: Air Force veteran, pilot, 23 years of active duty and reserve

Years with American: 11

How has your military training helped you in your career? The structure and discipline of the military and the "take charge" attitude they instill translates well to the airline industry.

How has American supported you as a veteran? During the time of my injury, the company made my return to the cockpit quicker and easier than I could have imagined. I also appreciate that they support organizations through our military and veterans initiatives that help military personnel transition back into civilian life.

US Airways

- More than 1,700 active military personnel in workforce*
- Partners include Hire Heroes USA, Honor Flight and Fisher House Foundation
- Named one of the 40 Best for Vets employers of 2012 by *Military Times Edge* magazine for the second year in a row as well as *U.S. Veterans Magazine*'s annual Best of the Best review for 2012
- Employee Business Resource Group ServeUS focuses on fostering a culture inside the company that recruits, transitions, develops and retains veterans

**information provided voluntarily*

American

- Approximately 10,760 active/former military in workforce
- Official airline of the USO, Air Compassion for Veterans, Gary Sinise Foundation, Snowball Express, Airpower Foundation, Medal of Honor Foundation Honor Day NCOA Career Expos
- Partner and supporter of nearly 70 initiatives, including Honor Flight, Salute to the Troops, Seats for Soldiers, Fisher House Hero Miles
- Recipient of the 2012 Hermes Creative Gold Award for Fuel Smart for a Cause: Saving Fuel to Help Injured Veterans

3

corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

New places, new faces

The merger will give our customers and employees access to dozens of new destinations around the world. Each week *Arrivals* will spotlight some of these new routes, so you can learn more about the extended reach of our new network.

American: JFK to Houston (IAH)

The Journey

- Destination Airport: George Bush Intercontinental Airport
- New nonstop services began April 2.
- Aircraft: Boeing 737-800
- With this new route, American now offers daily nonstop service to IAH from all of its hub markets.

The Destination

- Population: 2,145,146
- Founded: 1836

Fun Facts

- Served as the capital of the Republic of Texas from 1837-1839.
- "Houston" was the first word spoken on the moon, said by astronaut Neil Armstrong on July 20, 1969: "Houston, Tranquility Base here. The Eagle has landed." Houston is also home to NASA's Johnson Space Center, which serves as the lead NASA center for the International Space Station.
- The Houston Livestock Show and Rodeo is the largest annual event of its kind in the U.S., attracting more than 2.2 million visitors every year.
- You'll never have to look far for a good place to eat while visiting Houston. According to Zagat, the city offers visitors more than 11,000 restaurants featuring a variety of cuisines, and Houstonians eat out more than residents of any other city.
- With more than 12,000 seats available in its downtown, 17-block Theater District, Houston's arts scene is second only to New York City's for the number of theater seats in a concentrated downtown area.

US Airways: DCA to Hartford (BDL)

The Journey

- Destination Airport: Bradley International Airport serving Hartford, Conn./Springfield, Mass.
- DCA-BDL service is not new to the US Airways network but we recently added service from the nation's capitol to Connecticut's state house city.
- Aircraft: Airbus A319 and regional jets
- US Airways offers six daily nonstop service flights (weekday) between BDL-DCA and also offers nonstop service from BDL to PIT, CLT and PHL.

The Destination

- Population: 1.6 million in metro Hartford and metro Springfield
- Founded: 1623

Fun Facts

- Hartford was settled first as a Dutch trading post originally called House of Hope. English settlers formed another colony there in 1636 and the city was renamed Hertford, England, later Hartford.
- The Old State House in Hartford for the "Constitution State" was built in 1796 and is the oldest state house in the USA.
- *The Hartford Courant* is the oldest continually published newspaper in America, with the first issue hot off the press in October 1764.
- On your next trip to the dentist, thank Hartford resident Horace Wells for discovering nitrous oxide (laughing gas) for use as an anesthetic in dentistry.





4

corp.comm@aa.com

Send us your questions!

corporate.communications@usairways.com

Word hunt

Following is legal language, which we're required to print on each internal and external publication related to the merger.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "would," "continue," "seek," "target," "guidance," "outlook," "forecast" and other similar words. These forward-looking statements are based on AMR's and US Airways' current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Stay in the Know

We'll continue sending you updates to keep you informed. In the meantime, please visit:

- **New Jetnet** (newjetnet.aa.com) or **Wings** (wings.usairways.com)
- **www.newAmericanarriving.com** – a website dedicated to the new American Airlines
- **Follow us** on Twitter at @AmericanAir, @USAirways and @USemployees, and on Facebook (AmericanAirlines and US Airways)
- **Questions**: corp.comm@aa.com or corporate.communications@usairways.com

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation ("AMR") and US Airways Group, Inc. ("US Airways") will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways' website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR's website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Arrivals April 10, 2013 ISSUE 8

Editor: Liz Landau, liz.landau@usairways.com

PAST ISSUES AVAILABLE ON NEW JETNET AND WINGS

corp.comm@aa.com **Send us your questions!** **corporate.communications@usairways.com**